8 APRIL 2003

82-1961

MARKS & SPENCER QUARTER 4 TRADING STATEMENT AND UPDATE – 2002/03

UK Trading:

UK sales (including VAT) for the 11-week period to 29th March 2003 and the 52-week full-year period to the same date were:



	11 weeks to 29th March % on Last Year		52 weeks to 29th March % on Last Year	
	Actual	**Like-for-like**	**Actual**	**Like-for-like**
Clothing, Footwear and Gifts	-0.3		+10.0	
Home	+9.3		+8.0	
General	+0.6	-0.4	+9.8	+9.0
Food	+4.6	+2.6	+5.1	+3.7
Total	+2.4	+1.0	+7.8*	+6.7

(*excluding VAT, total sales were approximately 7.5%)

The impact of no Easter, together with the associated promotional activity, has reduced this quarter's reported sales by an estimated 2% for General and 1.7% for Food, giving an underlying performance of +2.6% in General and +6.3% in Food.

We have held our clothing market share this quarter in what has been a more difficult trading period, particularly in Greater London.

Sales of adult clothing increased by 0.8% for the quarter. However, the impact of childrenswear sales has adversely affected total clothing reported performance, despite good contributions from the DB07 boyswear range and schoolwear.

Underlying Home performance over the quarter was +1.9%. Reported performance is distorted by the timing of furniture deliveries.**

Food has outperformed the market over the quarter. Our new product launches, together with a focus on key events such as Valentine's Day and Mother's Day, have been well received by customers.

dlw 5/13

(** furniture sales are accounted for at the point of delivery, not at the time the order is taken from the customer.)

International:

Full year turnover in the overseas businesses, including franchises, increased by approximately 1% at constant exchange rates.

Preliminary Results and Group Profit before Tax:

The Preliminary Results will be announced on Tuesday, 20th May. Group profit before tax and exceptional items is expected to be at the top end of market expectations. The major exceptional items stem from the planned Head Office move to Paddington Basin (c.£10 million)*** and the logistics review (c.£35 million).

Commenting on the statement, Roger Holmes, Chief Executive, said:

"Our general merchandise sales have been affected by weakening market conditions during the last quarter but performance for the year overall has been satisfactory. In Food, we have again delivered strong quarterly sales, outperforming the market."

"In the current environment, we will manage our clothing stock commitments and operating costs more tightly. At the same time we will continue investing in long term growth initiatives, rolling-out the successful Simply Food format, reinvigorating Financial Services and developing our Home business."

Guidance for 2003/04

- We anticipate further improvement in the clothing primary margin (bought-in margin) of approximately 1% point.

- Underlying UK retailing operating costs, including logistics, for 2003/04 are planned to be held level on this year. However, as a result of investment in growth initiatives, total UK retailing operating costs will increase by approximately 3%. These incremental investment costs cover initiatives such as Simply Food, Home and, subject to the results of the pilot, marketing and system costs associated with a credit/loyalty card rollout.

- The P&L costs of the Head Office move to Paddington Basin will be approximately £25 million to £30 million, compared to approximately £10 million incurred this year. These costs will be treated as exceptional.

- The impact of a national rollout of the combined credit and loyalty card will be to reduce Marks & Spencer Financial Services profits by c.£60 million for the financial year 2003/04, compared to the £25 million in 2002/03. This is in line with the guidance given at the time of our Interim Results in November 2002.

- The financial year incorporates a 53rd week. This will add £30 million to £40 million to full year profit before tax.

- Capital expenditure will be higher than this year, due to the acquisition of the UK general merchandise warehouses owned by contractors, as previously announced, together with investment in the Simply Food roll-out, the Home business and the Head Office move to Paddington basin. Details will be given with the Preliminary Results.

(*** Market estimates of pre-exceptional PBT which have not yet reflected the treatment of the Paddington costs as exceptional should increase by c.£10 million.)

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

For further information, please contact:

Media enquiries:
Marks & Spencer Corporate Press Office: 020 7268 1919

Photography:
Photography available from:
www.newscast.co.uk
or
www.marksandspencer.com/mediacentre

Analyst enquiries:
Tony Quinlan 020 7268 4195
Nick Jones 020 7268 6594

8 APRIL 2003

MARKS & SPENCER QUARTER 4 TRADING STATEMENT AND UPDATE – 2002/03

UK Trading:

UK sales (including VAT) for the 11-week period to 29th March 2003 and the 52-week full-year period to the same date were:

	11 weeks to 29th March % on Last Year		52 weeks to 29th March % on Last Year	
	Actual	**Like-for-like**	**Actual**	**Like-for-like**
Clothing, Footwear and Gifts	-0.3		+10.0	
Home	+9.3		+8.0	
General	+0.6	-0.4	+9.8	+9.0
Food	+4.6	+2.6	+5.1	+3.7
Total	+2.4	+1.0	+7.8*	+6.7

(*excluding VAT, total sales were approximately 7.5%)

The impact of no Easter, together with the associated promotional activity, has reduced this quarter's reported sales by an estimated 2% for General and 1.7% for Food, giving an underlying performance of +2.6% in General and +6.3% in Food.

We have held our clothing market share this quarter in what has been a more difficult trading period, particularly in Greater London.

Sales of adult clothing increased by 0.8% for the quarter. However, the impact of childrenswear sales has adversely affected total clothing reported performance, despite good contributions from the DB07 boyswear range and schoolwear.

Underlying Home performance over the quarter was +1.9%. Reported performance is distorted by the timing of furniture deliveries.**

Food has outperformed the market over the quarter. Our new product launches, together with a focus on key events such as Valentine's Day and Mother's Day, have been well received by customers.

(** furniture sales are accounted for at the point of delivery, not at the time the order is taken from the customer.)

International:

Full year turnover in the overseas businesses, including franchises, increased by approximately 1% at constant exchange rates.

Preliminary Results and Group Profit before Tax:

The Preliminary Results will be announced on Tuesday, 20th May. Group profit before tax and exceptional items is expected to be at the top end of market expectations. The major exceptional items stem from the planned Head Office move to Paddington Basin (c.£10 million)*** and the logistics review (c.£35 million).

Commenting on the statement, Roger Holmes, Chief Executive, said:

"Our general merchandise sales have been affected by weakening market conditions during the last quarter but performance for the year overall has been satisfactory. In Food, we have again delivered strong quarterly sales, outperforming the market."

"In the current environment, we will manage our clothing stock commitments and operating costs more tightly. At the same time we will continue investing in long term growth initiatives, rolling-out the successful Simply Food format, reinvigorating Financial Services and developing our Home business."

Guidance for 2003/04

- We anticipate further improvement in the clothing primary margin (bought-in margin) of approximately 1% point.

- Underlying UK retailing operating costs, including logistics, for 2003/04 are planned to be held level on this year. However, as a result of investment in growth initiatives, total UK retailing operating costs will increase by approximately 3%. These incremental investment costs cover initiatives such as Simply Food, Home and, subject to the results of the pilot, marketing and system costs associated with a credit/loyalty card rollout.

- The P&L costs of the Head Office move to Paddington Basin will be approximately £25 million to £30 million, compared to approximately £10 million incurred this year. These costs will be treated as exceptional.

- The impact of a national rollout of the combined credit and loyalty card will be to reduce Marks & Spencer Financial Services profits by c.£60 million for the financial year 2003/04, compared to the £25 million in 2002/03. This is in line with the guidance given at the time of our Interim Results in November 2002.

- The financial year incorporates a 53rd week. This will add £30 million to £40 million to full year profit before tax.

- Capital expenditure will be higher than this year, due to the acquisition of the UK general merchandise warehouses owned by contractors, as previously announced, together with investment in the Simply Food roll-out, the Home business and the Head Office move to Paddington basin. Details will be given with the Preliminary Results.

(*** Market estimates of pre-exceptional PBT which have not yet reflected the treatment of the Paddington costs as exceptional should increase by c.£10 million.)

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

For further information, please contact:

Media enquiries:
Marks & Spencer Corporate Press Office: 020 7268 1919

Photography:
Photography available from:
www.newscast.co.uk
or
www.marksandspencer.com/mediacentre

Analyst enquiries:
Tony Quinlan 020 7268 4195
Nick Jones 020 7268 6594